IMMEDIATE

17 December 1999

63/99

BHP Half Year Profit Report

November 1999
	Half year ended 30 November
Results Summary	1999	1998	Change
Operating revenue($ million)
- Sales revenue	9527	9954	-4.3%
- Other revenue	610	614	-0.7%
	10137	10568	-4.1%
Operating profit attributable
to BHP shareholders ($million)
Excluding abnormal items	809	436	+85.6%
Including abnormal items	1081	436	+147.9%
Basic earnings per share (cents)
- Excluding abnormal items	46.0	25.3	+81.8%
- Including abnormal items	61.5	25.3	+143.1%

Significant Features
  lower costs in all businesses;
  benefits from the closure of loss making businesses;
  profits from diamond sales at the EKATI(TM) diamond mine (Canada);
  lower borrowing costs due to lower average debt levels;
  lower prices for coal, steel and iron ore partly offset by higher crude oil prices;
  lower capitalised interest following completion of major projects;
  abnormal tax benefits.

Group Results and Dividend

Half Year Result

The operating profit after income tax excluding abnormal items attributable to BHP shareholders for the half year ended 30 November 1999 was $809 million, an increase of $373 million or 85.6% compared with the corresponding period.

Including abnormal items, the profit was $1 081 million, an increase of $645 million compared with the corresponding period. The result included a net abnormal profit of $272 million, comprising:

  a tax benefit of $160 million arising from the restatement of deferred tax balances as a consequence of the Australian company income tax rate change to 34% applicable from 1 July 2000, and then to 30% applicable from 1 July 2001; and
  a tax benefit of $112 million arising from finalisation of funding arrangements in August 1999 related to the Beenup mineral sands project.

For details of abnormal items by segment, refer to page 14. There were no abnormal items in the corresponding period.

Basic earnings per share were 46.0 cents excluding abnormal items and 61.5 cents including abnormal items. Comparative earnings per share for the half year ended 30 November 1998 were 25.3 cents.

Dividend

An unfranked dividend of 25 cents per share was declared and paid during the half year, the same amount as the dividend in the corresponding period.

The Dividend Investment Plan was suspended following payment of the half yearly dividend on 24 November 1999. Since the dividend was unfranked, the Bonus Share Plan (BSP) was suspended in accordance with the Company’s Constitution and Rule 8 of the BSP on 17 September 1999.

Change of financial year

Directors announced that the financial year end for the BHP Group would change from 31 May to 30 June with effect from 30 June 2000. The Company will report results for the 13 months to 30 June 2000 and release to the Australian Stock Exchange (ASX) on 27 July 2000. The Company’s profit report for the period ending 31 March 2000 will be released to the ASX on 4 May 2000.

Operating result excluding abnormal items

The following major factors affected operating profit after income tax, excluding abnormal items, attributable to BHP shareholders for the half year ended 30 November 1999 compared with the corresponding period:

Costs

Lower costs of approximately $430 million ($275 million after tax) were achieved during the half year compared with the corresponding period. Benefits from cost reduction initiatives continue to be reflected in lower production and overhead costs throughout BHP, with significant reductions being achieved within the Minerals and Steel businesses. In addition, lower borrowing costs resulted from a reduction in funding levels.

Exchange rates

Compared with the corresponding period, foreign currency fluctuations net of hedging had a favourable effect of approximately $90 million.

Exploration expenditure

Exploration expenditure charged to profit decreased by approximately $70 million compared with the corresponding period mainly reflecting a reduction in the Minerals worldwide exploration program.

Ceased/Sold operations

Decisions to close or cease operations including the Hartley platinum mine (Zimbabwe), Beenup mineral sands operation (Western Australia) and North America copper had a favourable effect on results of approximately $105 million compared with the corresponding period. This was partly offset by profits of approximately $50 million in the corresponding period from manganese operations and other assets sold.

New operations

Profits from diamond sales at the EKATI (TM) diamond mine were approximately $80 million for the half year. This was partly offset by operating losses in the current half year of approximately $60 million following the start up of the HBI operation (Western Australia).

Volumes

Higher sales volumes have increased profit by approximately $10 million compared with the corresponding period. This reflects the return to normal operating conditions at Bass Strait (Victoria) following the Longford incident in September 1998.

Prices

Most of BHP’s major products (including coal, steel and iron ore) continued to be affected by lower commodity prices, which has reduced profit by approximately $295 million compared with the corresponding period. These reductions were partly offset by higher average realised oil prices after commodity hedging which increased the result by approximately $150 million compared with the corresponding period.

Asset sales

Profits from sale of assets were approximately $20million lower than in the corresponding period.

Business Results (after income tax)

Half year ended 30 November (1)
	Excluding abnormals			Including abnormals
	1999 $Million	1998 $Million	% Change	1999 $Million	1998 $Million	%Change
M inerals	533	569	-6.3	582	569	+2.3
Steel	169	204	-17.2	232	204	+13.7
Petroleum	410	201	+104.0	459	201	+128.4
Services	40	82	-51.2	45	82	-45.1
Net unallocated interest	(252)	(232)		(256)	(232)
Group and unallocated items	110)	(373)		-	(373)
Operating profit before outside equity interests	790	451	+75.2	1 062	451	+135.5
Outside equity interests	19	(15)		19	(15)
Operating profit attributable to members of the BHP Entity	809	436	+85.6	1 081	436	+147.9

(1) Comparative figures have been restated to reflect the transfer of internal currency hedging results from Minerals, Steel and Petroleum to Group and unallocated items, following a decision to cease new internal hedging effective 1 June 1999. The results of existing internal currency hedging activities now eliminate within Group and unallocated items.

Minerals

Minerals’ result for the half year was a profit of $533 million, a decrease of $36 million or 6.3% compared with the corresponding period.

Including an abnormal tax benefit relating to the restatement of deferred tax balances following the change in the Australian company tax rate, the result for the half year was a profit of $582 million. There were no abnormal items in the corresponding period.

Major factors which contributed to the result were:

  significantly lower average US dollar coal prices for Bowen Basin (Queensland), Illawarra (New South Wales) and Kalimantan (Indonesia);
  lower average US dollar iron ore prices and volumes;
  unfavourable effect of the higher A$/US$ exchange rate;
  operating losses resulting from start up of the HBI operation which was commissioned in January 1999;
  lower operating profits due to the sale of principal manganese assets in December 1998; and
  lower profit from the sale of assets.

These were partly offset by:

  losses in the corresponding period from ceased operations including the Hartley platinum mine, North America copper and the Beenup mineral sands operation;
  lower unit costs at coal operations in Queensland and the Cannington silver-lead-zinc mine (Queensland);
  profits from diamond sales at the EKATI (TM) diamond mine which commenced sales in January 1999;
  lower exploration expenditure charged to profit;
  tax benefiting of certain prior year exploration expenditure; and
  inclusion of equity accounted profits from BHP’s investment in the Samarco iron ore operations (Brazil), following adoption of the revised accounting standard AASB 1016: Equity Accounting.

Sales revenue was $4 036 million, 16.2% lower than in the corresponding period, mainly due to lower prices for iron ore, coal and copper, lower iron ore volumes and lower copper volumes following the closure of North America copper operations.

The average price booked for copper shipments, after hedging and finalisation adjustments, for the half year was US$0.76 per pound (1998 - US$0.78). Finalisation adjustments after tax, representing adjustments on prior period shipments settled in the November 1999 half year were $32 million favourable (1998 - $9 million unfavourable).

Unhedged copper shipments not finalised at 30 November 1999 have been brought to account at US$0.80 per pound. The LME copper spot price on Tuesday 30 November 1999 was US$0.79 per pound.

As at 30 November 1999, for the three months ending 28 February 2000 anticipated shipments are 22% covered by forward contracts at an average price of US$0.77 per pound, 1.0% covered by call options at an average price of US$0.84 per pound, and 15% covered by collar options with a minimum price of US$0.74 per pound and maximum price of US$0.90 per pound. For the three months ending 31 May 2000 anticipated shipments are 6% covered by forward contracts at an average price of US$0.81 per pound and 15% covered by collar options with a minimum price of US$0.74 per pound and maximum price of US$0.90 per pound.

Exploration expenditure was $30 million for the half year (1998 - $115 million) and the charge against profit was $25 million (1998 - $97 million), reflecting a reduction in the worldwide exploration program.

Significant developments during the half year included:

  closure of North America copper operations on 25 June 1999, with the exception of the Solvent Extraction and Electro Winning plants, and the San Manuel Rod Plant which was operated to complete fulfilment of contractual obligations. The San Manuel Rod Plant ceased operations on October 25 1999;
  suspended operations at the Hartley platinum mine pending conditional sale;
  very encouraging market acceptance of EKATI (TM) diamonds traded through our new Antwerp (Belgium) office;
  sale of the Moura (Queensland) coal mine on 20 August 1999; and
  scientific reports were released by Ok Tedi Mining Limited (OTML), confirming that the environmental impact of the Ok Tedi mine and the area of land affected would be significantly greater than indicated by previous studies. The reports show that none of the options considered by OTML offers a clear solution to these environmental impacts. BHP has embarked upon open consultation with all stakeholders of the operation - the PNG Government, the Provincial Government, the communities surrounding the mine and along the Ok Tedi and Fly River as well as shareholders. The PNG Government has requested that the World Bank evaluate the current situation. BHP has agreed with a request from the PNG Government to provide pertinent information and assist the World Bank with any matters. The World Bank study is expected to be completed by June 2000.

Steel

Steel’s result for the half year was a profit of $169 million, a decrease of $35 million or 17.2% compared with the corresponding period.

Including an abnormal tax benefit relating to the restatement of deferred tax balances following the change in the Australian company tax rate, the result for the half year was a profit of $232 million. There were no abnormal items in the corresponding period.

Major factors which contributed to the result were:

  a decline of approximately 8% in US dollar prices for major export products;
  lower prices for products from operations in the USA and Asia;
  lower domestic prices; and
  lower sales volumes from Long Products operations.

These were partly offset by:

  improved cost and operating performance from overseas coating operations and North Star BHP Steel (USA); and
  lower raw material costs.

Total steel despatches from all operations were 4.042 million tonnes, 1.8% below the corresponding period:

- Australian domestic despatches were 2.128 million tonnes, up 1.2%;

- Australian export despatches were 1.258 million tonnes, down 14.2%;

- New Zealand steel despatches were 0.287 million tonnes, up 7.1%; and

- despatches from overseas plants were 0.369 million tonnes, up 33.2%.

Significant developments during the half year included:

  the release of the Steel Strategic Plan, organising the Steel portfolio into core and non-core businesses. The Company is in the process of pursuing the divestment of its non-core steel businesses;
  closure of primary steelmaking operations at Newcastle (New South Wales); and
  improvements in global market conditions for steel products have led to steady increases in export steel prices which are beginning to impact financial results.

Petroleum

Petroleum’s result for the half year was a profit of $410 million, an increase of $209 million or 104.0% compared with the corresponding period.

Including an abnormal tax benefit relating to the restatement of deferred tax balances following the change in the Australian company tax rate, the result for the half year was a profit of $459 million. There were no abnormal items in the corresponding period.

Major factors which contributed to the result were:

  higher average realised oil prices before commodity hedging of A$32.99 per barrel (1998 - A$21.77 per barrel), reflecting higher US dollar prices (1999 - US$21.41 per barrel; 1998 - US$13.20 per barrel), partly offset by the effect of the higher A$/US$ exchange rate;
  higher sales volumes in Bass Strait reflecting the return to normal operating conditions following the Longford incident in September 1998;
  higher profits from the sale of assets. The current period included a $31 million profit (after tax) following finalisation of the sale of exploration and producing assets in the UK Southern North Sea. The corresponding period included a $13 million profit (no tax effect) on sale of the Timor Sea (North West Australia) producing facilities of Jabiru and Challis and the abandoned Skua field; and
  lower discretionary and overhead costs, including business development activities, following the implementation of cost review programs in Australia and the UK.

These were partly offset by:

  A net loss of $79 million (after tax) resulting from commodity hedging activities compared with a net gain of $2 million on significantly lower volumes in the corresponding period. The average realised oil price after commodity hedging was US$19.16 per barrel (1998 - US$13.25 per barrel).

As at 30 November 1999, for the three months ending 29 February 2000, 2.0 million barrels of estimated oil and condensate sales (after third party entitlements) have been hedged at an average price of US$21.15 per barrel, and 7.8 million barrels are covered by zero cost collar options with a downside average of US$15.97 per barrel and an upside average of US$21.78 per barrel. For the three months ending 31 May 2000, 3.3 million barrels of estimated oil and condensate sales (after third party entitlements) have been hedged at an average price of US$20.82 per barrel, and 5.1 million barrels are covered by zero cost collar options with a downside average of US$17.23 per barrel and an upside average of US$23.55 per barrel.

Oil and condensate production was 9% higher than the corresponding period due to higher production at Bass Strait, the recently commissioned Laminaria/Corallina fields (North West Australia), and higher gas nominations at Bruce (UK). These were partly offset by lower production following the sale of producing assets in the Timor Sea (North West Australia) and the sale of Elang/Kakatua/Kakatua North producing fields, lower production from Griffin (Western Australia) reflecting natural field decline, and lower Liverpool Bay (UK) production due to repairs and maintenance. Natural gas production was 4% lower mainly due to the sale of the UK Southern North Sea assets, lower Victorian demand for Bass Strait gas and lower Griffin production. This has been partly offset by higher gas production from the offshore US producing properties due to increased facility capacity.

Exploration expenditure for the half year was $100 million (1998 - $140 million). Exploration expenditure charged to profit was $79 million (1998 - $79 million).

Significant developments during the half year included:

  finalisation of the sale of all exploration and producing assets in the UK Southern North Sea;
  agreement was reached with PowerGen UK plc on a further re-negotiation of gas price contractual arrangements for Liverpool Bay effective 1 June 1999 which resulted in the payment of $220 million to BHP in November 1999. This payment represents full value for gas revenues foregone resulting from a reduced base price for gas sold under the agreement and will be amortised on a units of production basis over the five year agreement period. This transaction follows a similar re-negotiation in December 1998;
  settlement with the State of Hawaii which will result in BHP’s dismissal from the antitrust lawsuit brought against a number of oil companies (Hawaii Antitrust Claim). The settlement is subject to approval in the US District Court in Hawaii; and
  initial oil production commenced from the Laminaria and Corallina oilfields via the floating production storage and offloading facility ‘Northern Endeavour’ on 7 November 1999.

Services

Services’ result for the half year was a profit of $40 million, a decrease of $42 million or 51.2% compared with the corresponding period.

Including an abnormal tax benefit relating to the restatement of deferred tax balances following the change in the Australian company tax rate, the result for the half year was a profit of $45 million. There were no abnormal items in the corresponding period.

The major factor which contributed to the variation was a $46 million profit (no tax effect) on the partial sale of BHP’s investment in Orbital Engine Corporation Limited in the corresponding period.

Significant developments during the current half year included:

  sale of BHP Engineering;
  sale of the bulk carrier Iron Newcastle;
  investment in the Belgian shipping company Cobam N.V.; and
  completion of the sale of Hunter Towage Services Pty Ltd.

Net unallocated interest

Net Unallocated Interest expense was $252 million for the half year compared with $232 million for the corresponding period. This increase was mainly due to lower capitalised interest in the current half year for HBI, Escondida and EKATIä , lower interest income, an over provision for income tax in the corresponding period and higher interest rates in the US and Australia, largely offset by lower funding levels.

Including an abnormal tax expense relating to the restatement of deferred tax balances following the change in the Australian company tax rate, Net Unallocated Interest expense for the half year was $256 million. There were no abnormal items in the corresponding period.

A significant development during the current half year was the Federal Court ruling in BHP’s favour regarding a dispute concerning the deductibility of financing costs paid to General Electric Company in connection with the acquisition of the Utah Group in the early 1980’s. The Australian Taxation Office has subsequently appealed the decision. No adjustments will be made to the Group accounts pending conclusion of this matter.

Group and unallocated items

The result for Group and unallocated items was a loss of $110 million for the half year compared with a loss of $373 million for the corresponding period. The improvement was mainly due to lower losses of $80 million (after tax) from external foreign currency hedging compared with losses of $249 million in the corresponding period.

Including abnormal items the result was nil for the half year. The abnormal items comprised:

  a tax benefit of $112 million arising from finalisation of funding arrangements in August 1999 related to the Beenup mineral sands project; and
  a tax expense of $2 million relating to the restatement of deferred tax balances following the change in the Australian company tax rate.

There were no abnormal items in the corresponding period.

Outside equity interests

Outside equity interests’ share of operating profit decreased mainly due to adjustments attributable to minority shareholders of the Moura coal mine following completion of the sale in August 1999, and a lower result at Ok Tedi during the current half year.

Consolidated Financial Results
	Half year ended 30 November
	1999	1998	% Change
	$ Million	$ Million
Operating revenue
Sales	9527	9954	-4.3
Interest revenue	42	99	-57.6
Other revenue	568	515	+10.3
	10 137	10568	-4.1
Operating profit including abnormal items, beforedepreciation, amortisation and borrowing costs	2531	2302	+9.9
Deduct : Depreciation and amortisation	962	1 075	-10.5
Borrowing costs(1)	355	390	-9.0
*Operating profit before income tax (a)	1 214	837	+45.0
Deduct : **Income tax expense attributable to
operating profit (a)	152	386	-60.6
Operating profit after income tax	1 062	451	+135.5
Outside equity interests in operating
profit after income tax	19	(15)
Operating profit after income tax, attributable to members of the BHP Entity	1 081	436	+147.9
(a) The operating profit after income tax, attributable
to members of the BHP Entity comprises:
Operating profit before abnormal items
and income tax	1 214	837	+45.0
Income tax expense attributable to
operating profit before abnormal items	(424)	(386)
Operating profit after income tax before abnormal items	790	451	+75.2
Outside equity interests in operating profit after
income tax before abnormal items	19	(15)
Operating profit after income tax, before abnormal items, attributable to members of the BHP Entity	809	436	+85.6
Abnormal items included in operating
profit before income tax	-	-
Abnormal income tax benefit	272
Abnormal items after income tax	272	-
Operating profit after income tax, attributable to members of the BHP Entity	1 081	436	+147.9
Average M/US$ hedge settlement rate	65 0	61 0
(1) Excludes capitalised interest of	$17m	$121m

Consolidated Financial Results

Revenue

Sales revenue of $9 527 million decreased by $427 million or 4.3% compared with the corresponding period, mainly due to lower prices for coal, steel and iron ore, and lower copper volumes reflecting the closure of North America copper operations. Other revenue, including interest income, decreased by $4 million. Total operating revenue decreased by $431 million to $10 137 million.

Depreciation and Amortisation

Depreciation and amortisation charges decreased by $113 million to $962 million. The decrease relates mainly to depreciation in the corresponding period on businesses now closed, ceased operating or sold, the favourable effect of exchange rate variations and lower depreciation following the write-down of certain assets at 31 May 1999. These decreases were partly offset by higher depreciation following commissioning of the EKATI (TM) diamond mine, and the Escondida oxide plant and phase 3.5 expansion project, and higher Petroleum production.

Borrowing costs

Borrowing costs decreased by $35 million to $355 million, mainly due to lower funding levels partly offset by lower capitalised interest and higher interest rates in the US and Australia.

Income Tax Expense

Excluding abnormal items, income tax expense of $424 million was $38 million higher than for the corresponding period. The charge for the half year represented an effective tax rate of 34.9% (1998 - 46.1%) which is lower than the nominal Australian tax rate of 36% primarily due to partial recognition of tax benefits mainly in respect of prior year overseas exploration expenditure which have been recognised due to increased income from North American operations, in addition to prior year over provisions. These factors were partly offset by non-deductible interest expense on preference shares, non-deductible accounting depreciation and amortisation, and overseas exploration expenditure for which no deduction is presently available.

Financial ratios

At 30 November 1999 BHP’s gearing ratio was 50.4% compared to 54.2% at May 1999.

Based on earnings before interest paid and tax (EBIT) excluding abnormal items interest cover for the half year was 4.2 times compared with 1.8 times for the May 1999 year and 2.4 times for the corresponding period. Based on earnings before interest paid, tax and depreciation (EBITDA) excluding abnormal items interest cover for the half year was 6.8 times compared with 4.2 times for the May 1999 year and 4.5 times for the corresponding period.

Statutory Information

	Half year ended 30 November
	1999	1998
Basic earnings per share (cents) (1)
- Excluding abnormal items	46.0	25.3
- Including abnormal items	61.5	25.3
Diluted earnings per share (cents)
- Excluding abnormal items	45.3	25.2
- Including abnormal items	60.2	25.2
Basic earnings per American Depositary Share (US cents) (2)
- Excluding abnormal items	58.6	31.8
- Including abnormal items	78.4	31.8
Interim dividend paid (cents) (3)	25.0	25.0

(1) Based on operating profit after income tax attributable to members of the BHP Entity divided by the weighted average number of fully paid ordinary shares. The weighted average number of shares was 1,758,419,578 (1998 - 1,723,800,955 excluding 338,066,630 BHP shares held by the Beswick Group which were bought back and cancelled in March 1999).

(2) Each American Depositary Share (ADS) represents two fully paid ordinary shares. Translated at the noon buying rate on Tuesday 30 November 1999 as certified by the Federal Reserve Bank of New Yorl A$1=US$0.6371 (1998 A$1=US$0.6280).

(3) Dividend paid during the half year ended 30 November 1999 was unfranked (1998 - fully franked at 36 cents in the dollar).

Financial Data

The financial data upon which this report has been based complies with the requirements of the Corporations Law, with all applicable Australian Accounting Standards and Urgent Issues Group Consensus Views, and gives a true and fair view of the matters disclosed. The results are subject to audit review. The Company has a formally constituted Audit Committee of the Board of Directors.

The Board expects that dividends paid in the next 12 months will not be franked.

This report is made in accordance with a resolution of the Board of Directors.

The statutory BHP Half Year Report - November 1999 will be lodged with the ASX and the Australian Securities and Investments Commission in February 2000. This information will be available to shareholders on request.

RJ Flew
Company Secretary
The Broken Hill Proprietary
Company Limited
For information contact:

Media Relations:

Mandy Frostick:
(BH) (61 3) 9609 4157
(AH): (61 3) 9687 6651
Mobile: (61) 0419 546 245
Email:frostick.mandy.mj@bhp.com.au

Investor Relations:

Dr Robert Porter:
(BH) (61 3) 9609 3540
Email: porter.robert.r@bhp.com.au

Pierre Hirsch:
(BH) (1 415) 774 2030
Email: hirsch.pierre.pl@bhp.com.au

Supplementary Information - Segment Results
Half yearly comparison - November 1999 with November 1998 (1)(2)
Half year ended 30 November 1999
Operating Revenue (3) $Million				Operating Profit $Million
Sales	Other revenue	Total		Operating Profit before abnormal items (4)	Dep'n & amort'n	Borrowing costs	Operating profit before abnormal items and income tax(5)	Income tax excluding abnormal items	Abnormal items after income tax (6)	Operating profit including abnormals after tax
4036	199	4235	Minerals	1 183	(413)	-	770	(237)	49	582
3 680	31	3 711	Steel	475	(210)	-	265	(96)	63	232
1 837	240	2077	Petroleum	939	(314)	-	625	(215)	49	459
868	76	944	Services	76	18)	-	58	(18)	5	45
- 25		25	Net unallocated interest	25	-	(355)	(330)	78	(4)	(256)
(107)	39	(68)	Group and unallocated items(7)	167)	(7)	-	(174)	64	110	-
9527	610	10 137	BHP Group	2531	(962)	(355)	1 214	(424)	272	1 062

Half year ended 30 November 1998
Operating Revenue (3) $Million			Operating Profit $Million
Sales	Other revenue	Total		Operating Profit before abnormal items (4)	Dep'n & amort'n	Borrowing costs	Operating profit before abnormal items and income tax(5)	Income tax excluding abnormal items	Abnormal items after income tax (6)	Operating profit including abnormals after tax
4815	267	5082	Minerals	1 432	(450)		982	(413)		569
4064	48	4 112	Steel	558	(234)		324	(120)		204
1449	38	1 487	Petroleum	671	(343)		328	(127)		201
1090	182	1 272	Services	133	(38)	-	95	13)		82
-	75	75	Net unallocated interest	75	-	(390)	(315)	83		232)
(379)	4	(375)	Group and unallocated items (7)	(567)	(10)	-	(577)	204		(373)
9954	614	10568	BHP Group	2302	(1075)	(390)	837	(386)		451

(1) Before outside equity interests.

(2) Comparative figures have been restated to reflect the transfer of internal currency hedging results from Minerals, Steel and Petroleum to Group and unallocated items. The results of internal currency hedging activities eliminate within Group and unallocated items.

(3) Operating revenues do not add to the BHP Group figure due to intersegment transactions.

(4) Result for all Businesses except Net unallocated interest is equivalent to earnings before borrowing costs, income tax expense, depreciation and amortisation.

(5) Result for all Businesses except Net unallocated interest is equivalent to earnings before borrowing costs and income tax expense.

(6) Tax benefit on November 1999 abnormal items: Minerals $49 million, Steel $63 million, Petroleum $49 minion, Services $5 million, Net unallocated interest ($4) million, Group and unallocated items $110 million.

(7) Includes consolidation adjustments and unallocated items.

(8) Following adoption of AASB 1036: Borrowing costs, November 1998 figures have been restated to include ancillary borrowing costs within Net unallocated interest. These costs were previously included in Business results.

Supplementary Information - Segment Results

Quarterly comparison - November 1999 with November 1998 (1)(2)
Quarter ended 30 November 1999
Operating Revenue(3) $Million			Operating Profit $Million
Sales	Other revenue	Total		Operating profit before abnormal items (4)	Dep'n & amort'n	Borrowing costs	Operating profit before abnormal items and income tax(5)	Income tax excluding abnormal items	Abnormal items after income tax (6)	Operating profit including abnormals after tax
2037	55	2092	Minerals	563	(206)	-	357	(99)	49	307
1 872	9	1 881	Steel	267	(105)	-	162	(56)	63	169
888	29	917	Petroleum	518	(155)	-	363	(123)	49	289
437	35	472	Services	32	(9)	-	23	(6)	5	22
-	4	4	Net unallocated interest	4	-	(187)	(183)	45	(4)	(142)
(55)	38	(17)	Group and unallocated items (7)	(60)	(3)	-	(63)	26	(2)	(39)
4802	170	4972	BHP Group	1 324	(478)	(187)	659	(213)	160	606

Quarter ended 30 November 1998
Operating Revenue(3) $Million					Operating Profit $Million
Sales	Other revenue	Total		Operating profit before abnormal items (4)	Dep'n & amort'n	Borrowing costs (8)	Operating profit before abnormal items and income tax(5)	Income tax excluding abnormal items	Abnormal items after income tax (6)	Operating profit including abnormals after tax
2331	66	2 397	Minerals	588	(228)	-	360	152)	-	208
1 969	23	1 992	Steel	251	(118)	-	133	(49)	-	84
649	8	657	Petroleum	274	(169)	-	105	(41)	-	64
538	41	579	Services	40	(19)	-	21	(3)	-	18
-	35	35	Net unallocated interest	35	-	(180)	145)	20	-	125)
168)	-	168)	Group and unallocated items (7)	(244)	(6)	-	(250)	87	-	(163)
4792	173	4965	BHP Group	944	(540)	(180)	224	138)	-	86

(1) Before outside equity interests.

(2) Comparative figures have been restated to reflect the transfer of internal currency hedging results from Minerals, Steel, and Petroleum to Group and unallocated items. The results of internal currency hedging activities eliminate within Group and unallocated hems.

(3) Operating revenues do not add to the BHP Group figure due to intersegment transactions.

(4) Result for all Businesses except Net unallocated interest is equivalent to earnings before borrowing costs, income tax expense, depreciation and amortisation.

(5) Result for all Businesses except Net unallocated interest is equivalent to earnings before borrowing costs and income tax expense.

(6) Tax benefit on November 1999 abnormal items: Minerals $49 million, Steel $63 million, Petroleum $49 million, Services $5 million, Net unallocated interest ($4) million, Group and unallocated items ($2) million.

(7) Includes consolidation adjustments and unallocated items.

(8) Following adoption of AASB 1036: Borrowing costs, November 1998 figures have been restated to include ancillary borrowing costs within Net unallocated interest. These costs were previously included in Business results.

Supplementary Information - Segment Results

Quarterly comparison - November 1999 with August 1999(1)
Quarter ended 30 November 1999
Operating Revenue(2) $Million			Operating Profit $Million
Sales	Other revenue	Total		Operating profit before abnormal items (3)	Dep'n & amort'n	Borrowing costs	Operating profit before abnormal items and income tax(4)	Income tax excluding abnormal items	Abnormal items after income tax (5)	Operating profit including abnormals after tax
2037	55	2092	Minerals	563	(206)	-	357	(99)	49	307
1 872	9	1 881	Steel	267	(105)	-	162	(56)	63	169
888	29	917	Petroleum	518	(155)	-	363	(123)	49	289
437	35	472	Services	32	(9)	-	23	(6)	5	22
-	4	4	Net unallocated interest	4	-	(187)	(183)	45	(4)	(142)
(55)	38	(17)	Group and unallocated items (6)	(60)	(3)	-	(63)	26	(2)	(39)
4802	170	4972	BHP Group	1 324	(478)	(187)	659	(213)	160	606

Quarter ended 31 August 1999
Operating Revenue(2) $Million					Operating Profit $Million
Sales	Other revenue	Total		Operating profit before abnormal items (3)	Dep'n & amort'n	Borrowing costs	Operating profit before abnormal items and income tax(4)	Income tax excluding abnormal items	Abnormal items after income tax (7)	Operating profit including abnormals after tax
1 999	144	143	Minerals	620	(207)	-	413	(138)	-	275
1 808	22	1 830	Steel	208	(105)	-	103	(40)	-	63
949	211	1 160	Petroleum	421	(159)	-	262	(92)	-	170
431	41	472	Services	44	(9)	-	- 35	(12)	-	23
-	21	21	Net unallocated interest	21	-	(168)	(147)	33	-	(114)
(52)	1	(51)	Group and unallocated items (6)	(107)	(4)	-	(111)	38	112	39
4725	440	5 165	BHP Group	1 207	(484)	(168)	555	(211)	112	456

(1) Before outside equity interests.

(2) Operating revenues do not add to the BHP Group figure due to intersegment transactions.

(3) Result for all Businesses except Net unallocated interest is equivalent to earnings before borrowing costs, income tax expense, depreciation and amortisation.

(4) Result for all Businesses except Net unallocated interest is equivalent to earnings before borrowing costs and income tax expense.

(5) Tax benefit on November 1999 abnormal items: Minerals $49 million, Steel $63 million, Petroleum $49 million, Services $5 million, Net unflocated interest ($4) million, Group and unallocated items ($2) million.

(6) Includes consolidation adjustments and unallocated items.

(7) Tax benefit on August 1999 abnormal item: $112 million.

Supplementary Information - Business Results

Half year ended 30 November 1999
	Sales (1) revenue	Operating (2) profit before abnormal items	Depreciation & amortisation	Net assets (3)	Capital& investment expenditure(4)	Exploration (before tax)
						Gross (5)	Charged to profit (6)
Minerals
Steelmaking and Energy Materials
Iron Ore	688	340	68	1991	11
Coal	1332	398	140	1 870	41
Hot Briquetted Iron	36	(101)	6	1600	111
Manganese (7)	1	2	-	49	-
Intra-divisional adjustment	(16)	(5)		(1)
	2041	634	214	5 509	163
Non Ferrous & Industrial Materials
South America Copper	799	338	98	2496	21
Pacific Copper	307	55	50	671	-
EKATI (TM) diamonds	174	135	20	482	1
Cannington silver lead-zinc	211	67	22	527	4
Other Businesses (8)	502	30	4	(625)	20
Intra-divisional adjustment	-	-		1
	1 993	625	194	3 552	46
Minerals Development	4	(32)	5	280	2
Divisional Activities	(2)	(44)	-	(4)	(3)
	4036	1 183	413	9 337	208	30	25
Steel
Flat Products	1 117	145	80	1 975	24
Coated Products	1 695	217	63	2 140	10
Long Products	851	50	39	1 496	19
Building & Industrial Products	1 166	86	27	1 138	7
Intra-divisional adjustment	(1 149)	(5)		(62)
Divisional activities	-	18)	1	(5)	-
	3 680	475	210	6682	60
Petroleum (9)
Bass Strait	786	457	92	866	96
North West Shelf	360	278	42	1 216	31
Liverpool Bay	133	127	76	445	11
Other Businesses	500	200	103	1 482	94
Marketing activities	524	(2)	1	15	-
Intra-divisional adjustment	(342)	-
Divisional activities	(124)	121)	-	7	-	100	79
	1 837	939	314	4 031	232	100	79
Services	868	76	18	121	14
Net Unallocated Interest	-	25	-	(9679)	-
Group and unallocated items	107)	167)	7	22	14
BHP Group	9 527	2 531	962	10 514	528	130	104

(1) Sales revenues do not add to the BHP Group figure due to intersegment transactions.

(2) Result for all Businesses except Net unallocated interest is equivalent to earnings before borrowing costs, income tax expense, depreciations and amortisation.

(3) Provisional balances.

(4) Excludes capitalised interest and capitalised exploration.

(5) Includes capitalised exploration: Minerals $5 million and Petroleum $32 million.

(6) Includes $11 million Petroleum exploration expenditure previously intersegment transactions. capitalised, now written off.

(7) Principal manganese assets were sold in December 1998.

(8) Includes North America Copper mining and smelting operations which ceased during the August quarter, Beenup mineral sands operation which closed in April 1999 and Hartley platinum mine where operations have been suspended pending conditional sale.

(9) Petroleum sales revenue includes: Crude oil $1 183 rnillion, Natural gas $172 million, LNG $161 million, LPG $128 million and Other $193 rnillion.

Supplementary Information - Business Results

Half year ended 30 November 1998 (1)
	Sales revenue (2)	Operating profit before abnormal items (3)	Depreciation & amortisation	Net assets	Capital & investment expenditure (4)	Exploration(before tax)
						Gross (5)	Charged to profit
Minerals
Steelmaking and Energy Materials
Iron Ore	903	490	72	1709	42
Coal	1 689	582	143	1989	57
Hot Briquetted Iron (6)	-	25	1	1912	325
Manganese (7)	238	66	10	331	2
Intra-divisional adjustment	-	-
	2 830	1 163	226	5941	426
Non Ferrous & Industrial Materials
South America Copper	761	256	79	2520	229
Pacific Copper	378	115	54	773	15
North America Copper (8)	645	33	56	1 143	58
EKATI (TM) diamonds (9)	-	7	-	572	42
Cannington silver-lead -zinc	168	32	15	549	9
OtherBusinesses (10)	37	(55)	13	474	10
Intra-divisional adjustment	(17)	10		(5)
	1 972	398	217	6026	363
Minerals Development	20	(87)	7	324	4
Divisional Activities	(7)	(42)	-	73	2
	4 815	1 432	450	12 364	795	115	97
Steel
Flat Products	1 198	155	79	2274	81
Coated Products	1 744	206	72	2399	32
Long Products	1 022	106	52	1 378	56
Building & Industrial Products	1 325	103	30	1 361	19
Intra-divisional adjustment	(1 225)	10		(67)
Divisional activities	-	(22)	1	58	-
	4 064	558	234	7 403	188
Petroleum (11)
Bass Strait	441	235	67	812	127
North West Shelf	307	226	48	1 223	47
Liverpool Bay	180	126	92	1 387	45
Other Businesses	415	114	135	2035	189
Marketing activities	144			14	-
Intra-divisional adjustment	(41)
Divisional activities	3	19)	-	31	-	140	79
	1 449	671	343	5502	408	140	79
Services	1 090	133	38	497	10	-	-
Net Unallocated Interest	-	75	-	(13 064)	-	-	-
Group and unallocated items	(379)	(567)	10	38	-	-	-
BHP Group	9954	2302	1 075	12 740	1401	255	176

(1) These figures have been restated to reflect the transfer of intemal currency hedging results from Minerals, Steel and Petroleum to Group and unallocated items. The results of internal currency hedging activities eliminate within Group and unallocated items.

(2) Sales revenues do not add to the BHP Group figure due to intersegment transactions.

(3) Result for all Businesses except Net unallocated interest is equivalent to earnings before borrowing costs, income tax expense, depreciation and amortisation.

(4) Excludes capitalised interest and capitalised exploration.

(5) Includes capitalised exploration: Minerals $18 million and Petroleum $61 million.

(6) Includes profit on sale of Karratha to Port Hedland natural gas pipeline.

(7) Principal manganese assets were sold in December 1998.

(8) North America Coppern-Lining and smelting operations ceased during the August 1999 quarter.

(9) Production at EKATI (TM) diamond mine commenced in October 1998.

(10) Includes Beenup mineral sands operation, which was closed in April 1999, and Hartley Platinum mine where operations have been suspended pending conditional sale.

(11) Petroleum sales revenue includes: Crude oil $729 million, Natural gas $269mifflon, LNG$167 million, LPG$87 million and Other $197 million.